Filed by Charles River Laboratories International, Inc Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc.
Commission File No.: 000-49765

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Charles River has included hyperlinks to the following articles in an internally distributed newsletter:

Charles River in buyout
By ROSS KERBER
Staff Reporter of THE BOSTON GLOBE
July 6, 2004; Page D1

Charles River Laboratories International Inc., best known for supplying rodents for medical research, is buying a North Carolina company for $1.5 billion that expands its business into testing drugs in humans.

Under the cash and stock terms, Charles River, of Wilmington, will acquire Inveresk Research Group Inc. of Cary, N.C. -- by far the largest deal for Charles River after a string of smaller purchases. All were meant to increase the scope of services Charles River could offer its pharmaceutical and biotechnology clients, such as testing to make sure drugs aren't toxic before human clinical trials begin.

But many of these clients wanted even larger research partners, said Charles River chief executive James C. Foster, in an interview. For instance, some companies want to test drugs on both sides of the Atlantic to satisfy US and European regulators. As a historically Scottish company, Inveresk owns the European operations Charles River lacks.

So far, Foster said, Charles River's toxicology testing unit ''has been a quality player, but a second-tier player, and I wanted it to be the first-tier player."

The purchase, which still needs shareholder and regulatory approvals, also reduces Charles River's dependence on its lab animal business, a slow-growing sector. Lately, it has been promoting more specialized animals for research such as rats bred to grow obese for diabetes investigations, but last year more than half its $613.7 million revenue came from other services it sells. Meanwhile, Inveresk, had revenue of $272.4 million in 2003 and turned a $38 million profit after several years of losses.

Inveresk develops tests to examine the composition and safety of drugs, among other operations. It also runs human clinical trials of drugs both before and after they are approved for market.

Some on Wall Street raised concerns that Charles River may be biting off more than it can chew. ''Combining the Inveresk" and Charles River operations ''now does introduce a significant distraction at a time when customer demand is high, customer focus is paramount" and Charles River's business ''was just beginning to deliver a cohesive message," wrote Jefferies & Co. analyst David H. Windley in a research note. Windley downgraded both Charles River and Inveresk to ''hold" from ''buy" yesterday.

Paul R. Knight, a stock analyst who follows the company at Thomas Weisel Partners, said Charles River shareholders should be concerned about the volatility in Inveresk's business, which has fluctuated in some of its segments.

Knight said he is maintaining his buy rating on the company's shares, however, since the deal brings Charles River into new business areas that might someday replace its animal models, such as testing drugs through computer simulations.

Under the agreement, shareholders of Inveresk will receive roughly half a share of Charles River and $15.15 in cash for each share they own in the North Carolina company.

Those terms value Inveresk's stock at $38.61 per share as of Wednesday evening, a 25 percent premium over its close that day. Charles River shareholders will wind up with 73 percent of the resulting company, and Inveresk shareholders will have 27 percent.

Shares in Inveresk rose $4.35 to close at $35.19 in trading yesterday. The drop in Charles River's shares reflected the high price it is paying. Analysts surveyed by Thomson First Call had expected Charles River to earn $2.09 per share in 2005 and $2.28 in 2006.

In a joint press release yesterday, the companies said after the merger Charles River expects to earn between $1.75 to $1.85 in 2005, and between $2.33 to $2.43 in 2006.

The deal will still require approvals from shareholders of both companies, and regulatory approvals such as antitrust reviews that could force Charles River to sell off some pieces of the combined business.

On the conference call with analysts, Foster said he doesn't anticipate having to do so. ''There are so many players in this business and the way our businesses are arranged geographically and where our strengths are and what Inveresk strengths are, I think we are very much complementary and not very duplicative."

Founded in Scotland by chief executive Walter Nimmo in 1988, Inveresk moved its headquarters to North Carolina in 2002. Scottish press reports at the time suggested Inveresk was concerned about protests by animal-rights activists in the United Kingdom, which had been growing against the company and had already disrupted others.

An outside spokesman for Inveresk, Jonathan Birt, said the company only wanted to put its headquarters at the center of the world's largest drug market and closer to American research centers.

Foster said Nimmo now will fill Charles River's position of chief scientific officer, vacant for two years. By 2006, the two companies expect to have cut $20 million in costs, he said, mostly from synergies such as combined purchasing clout and merged dealings with drug regulators.

The company has no current plans to close facilities, Foster said, declining to elaborate. Combined, the company will have more than 7,300 employees spread over 97 locations in 20 countries.

Category: CharlesRiver
CRL Published Date: 2004-07-06
Source: Boston Globe
Source Date: 2004-07-06

Charles River Proposes to Buy Inveresk

By MARK JEWELL
Business writer of THE ASSOCIATED PRESS
July 2, 2004; Associated Press Online

BOSTON - Charles River Laboratories International Inc. is proposing to buy Inveresk Research Group Inc. for $1.5 billion in cash and stock in a merger of two companies hoping to capitalize on the growing market for drug research and development.

The deal announced Thursday has been approved by both companies' boards but still awaits shareholder and regulatory consent. It would create a company with 7,300 employees and about $920 million in revenues, based on figures for the 12 months ended March 31.

The combined company would keep Charles River Laboratories' name, have headquarters at Charles River's home in the Boston suburb of Wilmington and operate in the United States, Canada, Europe and Japan.

In a joint statement, Charles River and Cary, N.C.-based Inveresk said the deal would build on both companies' business providing drug development services and drug safety testing to pharmaceutical and biotechnology companies.

"The combination expands our customer base and better positions us to benefit from the continuing growth in research and development spending," said James C. Foster, Charles River's chairman, president and chief executive.

Foster would retain those titles in overseeing the combined company. Dr. Walter Nimmo, who holds the same three executive titles at Inveresk, would become vice chairman of the combined company's board and chief scientific officer.

Paul Glazer of Glazer Capital Management, a New York City-based hedge fund specializing in investment opportunities from mergers and acquisitions, said the Charles River-Inveresk deal brings together companies seeking a bigger competitive presence against rivals like Rockville, Md.-based BioReliance and Princeton, N.J.-based Covance Inc.

Charles River also would benefit from Inveresk's greater presence in Europe, and Inveresk from Charles River's emphasis on the U.S. market, Glazer said.

"It makes all the sense in the world, fundamentally," he said.

Inveresk stockholders would receive 0.48 shares of Charles River stock for each Inveresk share, plus $15.15 in cash, for a total of $38.61 per share. That amounts to about a 25 percent premium based on the $30.84 price at which Inveresk shares closed Wednesday on the Nasdaq Stock Market.

Inveresk shares rose $4.35, or 14.1 percent, to close at $35.19 Thursday on the Nasdaq, while Charles River shares fell $5.65, or 11.6 percent, at $43.22 on the New York Stock Exchange (news - web sites).

The deal, which Charles River expects to close in the fourth quarter, was announced before the markets opened on Thursday.

Charles River shareholders would own about 73 percent of the combined company and Inveresk shareholders would own the remainder.

As a result of the deal, Charles River expects to realize about $10 million in operational savings next year, with another $10 million in additional savings the next year.

In a separate announcement Thursday, Charles River raised its second-quarter earnings forecast, citing an improved market for outsourced drug development services. With revenue growth now expected to reach 15 percent rather than the previous guidance of 9 percent, Charles River forecasts an earnings range of 50 cents to 51 cents per share, compared with 46 cents to 48 cents per share announced previously.

___

On the Net:

Charles River: www.criver.com

Inveresk: www.inveresk.com

Category: CharlesRiver
CRL Published Date: 2004-07-06
Source: Associated Press
Source Date: 2004-07-02

Charles River to pay $1.5B for Inveresk
REUTERS
July 6, 2004

NEW YORK (Reuters) - Charles River Laboratories Inc., the world's biggest breeder of animals for drug research, said Thursday it will acquire Inveresk Research Group Inc. for $1.5 billion to expand its drug testing business.

Charles River, which raises rodents and other animals on behalf of drug and biotechnology companies, said the cash-and-stock deal is valued at $38.61 a share. The boards of both companies have approved the deal.

Shares of Cary, North Carolina-based Inveresk (IRGI: up $4.36 to $35.20, Research, Estimates) were up more than 14 percent in afternoon trading while shares of Charles River (CRL: down $5.96 to $42.91, Research, Estimates) were off about 12 percent.

The acquisition comes at a time when drug companies are boosting their research-and-development spending to replenish drug pipelines as older products lose patent protection.

"Charles River is now more diversified and can provide more services in a market where we are seeing an acceleration in growth," said Paul Knight, an analyst at Thomas Weisel Partners.

The acquisition, which will create a company with about $920 million in revenue, is the latest in nearly two dozen made by Charles River in the last decade. In addition to drug testing, the company is beginning to test medical devices, such as drug-coated stents.

The company's move could herald more mergers in the field, Knight said. There has been relatively little consolidation over the past few years, and many research tool companies have cash on hand.

Inveresk shareholders will receive 0.48 share of Charles River common stock and $15.15 in cash for each Inveresk share they own, for a total value of $38.61 per common share based on Charles River's closing stock price of $48.87 on Wednesday. Inveresk shares closed at $30.84.

Wilmington, Massachusetts-based Charles River said that when the deal closes, likely in the fourth quarter, its shareholders will own roughly 73 percent of the combined company's fully diluted shares.

James Foster, Charles River chairman, president and chief executive, will continue to hold those roles at the combined company.

Charles River forecast 2005 earnings of $1.75 to $1.85 a share, and $2.33 to $2.43 in 2006 as a result of the deal. The company expects to save about $10 million in costs in 2005, mainly by consolidating corporate infrastructure. The company expects additional cost savings of $10 million in 2006.

Earnings are expected in a range of $2.30 to $2.40 a share next year and $2.66 to $2.76 in 2006, excluding one-time charges and merger-related amortization of intangible assets, the company said.

Analyst expect that Charles River will likely post a profit of $2.09 a share in 2005 and $2.28 a share in 2006, according to Reuters Estimates.

The company also raised its second-quarter earnings estimate due to higher-than-expected sales growth. It now expects earnings of 50 cents to 51 cents a share, up from a previous estimate of 46 cents to 48 cents a share.

Category: CharlesRiver
CRL Published Date: 2004-07-06
Source: Reuters - Picked up by NY Times and Forbes
Source Date: 2004-07-06

Charles River Will Buy Inveresk To Expand Testing
By WILLIAM M. BULKELEY
Staff Reporter of THE WALL STREET JOURNAL
July 2, 2004; Page B3

Charles River Laboratories International Inc., which breeds animals for scientific testing, agreed to acquire Inveresk Research Group Inc. for about $1.41 billion in a bid for a bigger share of the growing market for outsourcing the testing of new drugs and medical devices.

Charles River, of Wilmington, Mass., breeds mice and other animals used to test the toxicity and effectiveness of new drugs, and sometimes runs the animal tests that precede human trials. Drug and biotechnology companies are increasingly turning to outside firms to perform these trials.

Inveresk, based in Cary, N.C., runs preclinical trials and early human trials of drugs for the same customers, and often buys animals from Charles River.

After the deal was announced, Charles River stock fell $5.65, or 12%, to $43.22 as of 4 p.m. in New York Stock Exchange trading. Inveresk stock jumped $4.35, or 14%, to $35.19 in Nasdaq Stock Market trading.

"The stock tells you the Street thinks they're overpaying," said Adam Chazan, an analyst with Pacific Growth Equities, San Francisco. Although the companies have "a very complementary fit of products and services," he added, some investors may be worried about Inveresk's business running early-stage human trials. That business is traditionally less profitable and more volatile than the preclinical work that makes up most of Inveresk's and all of Charles River's revenue.

James C. Foster, chairman and chief executive of Charles River, said the deal "gives us greater diversification so we're participating in the entire drug-development pipeline." He said that Inveresk's strength in Europe will also give Charles River greater international presence.

Charles River boosted its guidance for sales and earnings in the just-ended second quarter because revenue grew 15% rather than the anticipated 9% to 13%. Charles River specializes in breeding transgenic mice and other animals with human diseases such as obesity, hypertension and diabetes.

The companies said that, based on the 12 months ended March 31, they would have combined revenue of $920 million and a pretax gross profit margin of 42%. Mr. Foster said the companies, when taken together, are growing 16% annually.

Inveresk shareholders will receive $15.15 in cash and 0.48 of a share of Charles River for each Inveresk share. Based on Charles River's stock price Wednesday of $48.87, the companies valued the offer at $38.61 a share. But after yesterday's decline in Charles River's price, the terms were worth only $35.90.

Category: CharlesRiver
CRL Published Date: 2004-07-06
Source: Wall Street Journal
Source Date: 2004-07-02